June 20, 2005



United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549
         ATTN:    Pamela A. Long
                  Bret Johnson
                  John Cash
                  Brigitte Lippman
                  Lesli Sheppard

         Re:      Source Direct Holdings, Inc.
                  Registration Statement on Form SB-2 (Originally Filed
                        on May 5, 2005)
                  SEC File No. 333-124669

Ladies and Gentlemen:

         Source Direct Holdings, Inc. (the "Company"), hereby requests acceleration of the effective date of the Registration Statement on Form SB-2, originally filed on its behalf with the Commission on May 5, 2005, under the Securities Exchange Act of 1933, File No. 333-124669, so that the Registration Statement may become effective on Thursday, June 23, 2005, at the hour of 3:00 p.m., Eastern Standard Time or as soon thereafter as may be practicable.

         The Company acknowledges the following:

         - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         - The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         - The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your assistance in this matter.

                        Very truly yours,

                        Source Direct Holdings, Inc.




                        By: /s/ Kevin Arave
                              Kevin Arave, Secretary/Treasurer
                              (Principal Financial and Accounting Officer)

Copy to C. Parkinson Lloyd